# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Owl Credit Income Corp, CIK 0001812554
CUSIP: 69120V309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 399 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001000275

## Reporting persons
- Royal Bank of Canada: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 8,268,997.5; sole dispositive power 0; shared dispositive power 8,268,997.5; aggregate amount beneficially owned 8,268,997.5 (8.27% of the class)

## Item 1. Issuer
Name of issuer: Blue Owl Credit Income Corp
Address of issuer's principal executive offices: 399 PARK AVENUE, NEW YORK, NY, 10022

## Item 2. Person Filing
Name of person filing: Royal Bank of Canada
Address of principal business office or, if none, residence: 200 Bay Street, Toronto, Ontario, M5J QJ5, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 8,268,997.50
Percent of class: 8.27
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,268,997.50
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,268,997.50

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
RBC Capital Markets, LLC: A broker -dealer registered under section 15 of the Act (15 U.S.C 78o) and an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

RBC Trust Company (Delaware) Limited is an entity which beneficially owns less than one percent of the reported securities.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Power of Attorney

## Signatures
- Royal Bank of Canada: /s/ Avinash Sawant, Director, Head of US Regulatory Services (08/13/2026)